U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):
[x] Form  10-KSB  [ ] Form  20-F [ ] Form  11-K [ ] Form  10-Q [ ] Form N-SAR
         For Period Ended:  December 31, 1996
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form.
         Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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         Full Name of Registrant:  Sierra Semiconductor Corporation

         Former Name if Applicable:None

         Address of Principal Executive Office (Street and Number)

         2222 Qume Drive
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         City, State and Zip Code

         San Jose, CA  95131
         ---------------------------------------------------------
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative
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State below in  reasonable  detail the reasons why Form 10-K,  20-F,  11-K 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company and the Commission have not resolved outstanding comments by the Commission on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which the Company believes should be resolved before the Company files its Annual Report for 1996. The Company responded to an initial set of comments and the Commission requested additional information, which the Company has provided. The Staff of the Commission has informed the Company that the Staff has not yet had an opportunity to review this additional information.

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Part IV - Other Information
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 (1)      Name and telephone number of person to contact in regard to this notification

          Glenn C. Jones                          (408) 434-9300
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          Name                                    (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               Yes  X   No
                                                                   ----     ----
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes  X   No
                                                                   ----     ----
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company  previously announced that its 1996  revenues and  earnings
(loss) were $188,371,000 and $(48,150,000), respectively, compared to the 1995 revenues and earnings of $188,724,000 and $1,479,000, respectively. During the third quarter of fiscal 1996 the Company announced its decision to exit from the modem business and to restructure its non-networking product business, resulting in charges of approximately $64,670,000 in that quarter.

Sierra Semiconductor Corporation
--------------------------------
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1997                 By  /s/ Glenn C. Jones
     -------------------------           ---------------------------------------
                                         Glenn C. Jones, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION
    Intentional  misstatements  or omissions of fact constitute Federal Criminal
     Violations (See 18 U.S.C. 1001).
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